Mail Stop 7010


July 19, 2005



Via U.S. mail and facsimile

Mr. Laurence W. Howard
General Counsel
Interline Brands, Inc.
801 W. Bay Street
Jacksonville, FL 32204

Re: 	Interline Brands, Inc.
Registration Statement on Form S-1
Filed July 11, 2005
File No. 333-126515

Dear Mr. Howard:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Principal and Selling Stockholders, page 71

1. Please disclose how the selling security holders received the shares to be offered for resale and any material relationship that the selling security holders have had with your company over the last three years. Alternatively, please provide cross references to this information. See Item 507 of Regulation S-K.
2. With respect to each selling security holder that is not a natural person, please disclose the natural persons with dispositive voting or investment control of it.

3. Please revise footnote (5) to indicate the number of shares the selling security holder would sell if the over-allotment option were exercised in full.

Underwriting, page 91

4. Please identify each member of the underwriting syndicate that will engage in any electronic offer, sale or distribution of the registered shares and provide us with a description of their procedures. If you become aware of any additional members of the syndicate after you respond to this comment, please promptly provide us with a description of their procedures. Please also briefly describe any electronic distribution in this section.

In responding to this comment, please advise us as to how the procedures will ensure that the distribution complies with Section
5
of the Securities Act, and whether the procedures have been reviewed by the Office of Chief Counsel.

5. Please advise us as to whether your company, the selling security holders and/or the underwriters have any arrangements with a third party to host or access the preliminary prospectus on the Internet.
If so, please identify the third party and website, describe the material terms of the agreement and provide us with a copy of the agreement. Please provide us with copies of all information concerning your company or the prospectus that appeared or will appear on this website. If your company, a selling security holder or an underwriter subsequently enters into any arrangement, please promptly supplement your response.

Item 16. Exhibits and Financial Statement Schedules, page II-3

6. Please file promptly all exhibits required by the exhibit table provided in Item 601 of Regulation S-K, in particular Exhibits 1.1 and 5.1. These exhibits and any related disclosure are subject to review and you should allow a reasonable time for our review prior to requesting acceleration.
*	*	*	*
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event your company requests acceleration of the effective date of its registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve your company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* your company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of your registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 under the Securities Act regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
      You may contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, the undersigned at (202) 551-3767 with any questions.

Sincerely,



Jennifer Hardy
Legal Branch Chief



cc:	Mr. John C. Kennedy
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019

Mr. Kris F. Heinzelman
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
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Mr. Laurence W. Howard
Interline Brands, Inc.
July 19, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
   CORPORATION FINANCE